FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

29 July 2009

3. PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on 29 July 2009.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Respiratory Syncytial Virus (RSV) test.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, July 29, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Respiratory Syncytial Virus (RSV) test.

The test manufactured by Response Biomedical runs on the RAMP® 200 Reader and will be marketed and sold by 3M Health Care as the 3MÛ Rapid Detection RSV Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product with the 3MÛ Rapid Detection Reader (manufactured by Response) to detect the presence of RSV F-protein antigens in nasopharyngeal swab, nasopharyngeal aspirate, or nasal wash/aspirate specimens. Measurement of RSV aids in the rapid diagnosis of RSV viral infections in symptomatic patients.

“FDA clearance of our rapid RSV test adds another product to the 3M arsenal that addresses the growing need for detecting upper respiratory infections,” said S. Wayne Kay, CEO of Response Biomedical. “3M Health Care is expected to introduce this product in the upcoming RSV season, which closely mirrors the influenza season. 3M Health Care currently markets the 3MÛ Rapid Detection Flu A+B Test in the U.S. and is exploring other market expansion opportunities. Having an additional test, which runs on the 3MÛ Rapid Detection Reader, should heighten market interest in these innovative products and, once again, demonstrates the potential of Response Biomedical’s platform technology.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 29 July 2009.